

February 20, 2014

<u>Via E-mail</u>
Mr. David Lumley
Chief Executive Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, Wisconsin 53562

      Re: Spectrum Brands Holdings, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2013
             Filed November 27, 2013
             File No. 001-34757

Dear Mr. Lumley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Kevin L. Vaughn

                  Kevin L. Vaughn
                  Accounting Branch Chief